Filed by Heritage Financial Corporation
Commission File No:  000-29480
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Premier Commercial Bancorp

 Dear Fellow Shareholder,

You recently received proxy materials in connection with the special meeting of shareholders of Premier Commercial Bancorp ("Premier") to be held on June 15, 2018. According to our latest records, your PROXY VOTE for this meeting HAS NOT YET BEEN RECEIVED.

The Merger

Heritage Financial Corporation ("Heritage") and Premier have signed a definitive agreement under which Heritage will acquire Premier in an all-stock transaction.

What Shareholders Will Receive

Under the terms of the merger agreement, Premier shareholders will receive 0.4863 shares of Heritage common stock for each share of Premier common stock. Based on the closing price of Heritage stock of $31.10 on March 8, 2018, the consideration value for Premier was $15.12 per share. The value of the merger consideration will fluctuate until closing of the merger based on the value of Heritage's common stock price.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

Regardless of the number of shares you own, it is important that they be represented at the special meeting of shareholders. Your vote matters to us, and we need your support.

If you have any questions relating to the shareholders' meeting, voting your shares, or need to request additional proxy materials, you may call our proxy solicitation advisors Advantage Proxy toll-free at 1-877-870-8565 between the hours of 9:00 a.m. and 9:00 p.m. Pacific Time, Monday through Friday.

We appreciate your support.

IF YOU HAVE RECENTLY MAILED YOUR PROXY OR CAST YOUR VOTE BY PHONE OR OVER THE
INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

__________________________________________________

IF YOUR SHARES ARE HELD IN A BROKERAGE ACCOUNT, YOU SHOULD KNOW THAT
YOUR BROKER WILL NOT VOTE YOUR SHARES IF THEY DON'T RECEIVE INSTRUCTIONS FROM YOU.

PLEASE VOTE YOUR SHARES NOW SO YOUR VOTE CAN BE COUNTED WITHOUT DELAY.

ADDITIONAL INFORMATION
In connection with the proposed merger between Heritage and Premier, Heritage has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") which was declared effective on May 9, 2018. The registration statement includes a proxy statement of Premier that also constitutes a prospectus of Heritage, which was sent to the shareholders of Premier. Premier shareholders are advised to read the proxy statement/prospectus which was filed by Heritage with the SEC on May 14, 2018, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about Heritage, Premier and the proposed transaction. Copies of all documents relating to the merger filed by Heritage can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage's website at www.hf-wa.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1500.

PARTICIPANTS IN THIS TRANSACTION
Heritage, Premier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Premier shareholders, in connection with the proposed transaction, under the rules of the SEC. Information about the directors and executive officers of Heritage may be found in the definitive proxy Heritage filed with the SEC on March 22, 2018. This definitive proxy statement can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Premier is included in the proxy statement/prospectus that was filed with the SEC on May 14, 2018.